Exhibit 8.1

Subsidiaries

Name of entity	Place of incorporation	Ownership interest
1. MakeMyTrip.com Inc	Delaware, United States	100%
2. MakeMyTrip (India) Private Limited	India	99.99%
3. Luxury Tours & Travel Pte Ltd	Singapore	82.78%
4. Luxury Tours (Malaysia) Sdn Bhd.	Malaysia	100%